
09011961

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______

Commission file number 1-13397

A. Corn Products International, Inc. Retirement Savings Plan
(Full title of the plan)

B. Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements are furnished for the Plan and are filed herewith in paper under Rule 101(b)(3) of Regulation S-T:

1. Consent of Independent Registered Public Accounting Firm.
2. Report of Independent Registered Public Accounting Firm.
3. Statement of Net Assets Available for Plan Benefits as of December 31, 2008 and December, 31 2007.
4. Statement of Changes in Net Assets Available for Plan Benefits for the fiscal year ended December 31, 2008.
5. Notes to Plan Financial Statements.
6. Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corn Products International, Inc.
Retirement Savings Plan

Date: June 25, 2009

By: ______________________
Name: John Surowiec
Title: Plan Administrator

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007


Crowe Horwath

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CORN PRODUCTS INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN
Westchester, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS



Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee
Corn Products International, Inc.
Retirement Savings Plan
Westchester, Illinois

We have audited the accompanying statements of net assets available for benefits of the Corn Products International, Inc. Retirement Savings Plan ("the Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36331 on Form S-8 of Corn Products International, Inc., of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Corn Products International, Inc. Retirement Savings Plan for the year ended December 31, 2008.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2009

Corn Products International, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Investments – at fair value (Notes 2 and 3)		
Participant-directed investments	$ 101,211,571	$ 146,570,580
Participants' loans	1,916,688	2,094,034
Total investments	103,128,259	148,664,614
Net assets reflecting all investments at fair value	103,128,259	148,664,614
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,016,566	161,963
Net assets available for benefits	$ 104,144,825	$ 148,826,577

See accompanying notes to financial statements.

Corn Products International, Inc.
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions to net assets attributed to:	
Investment income, excluding net depreciation (Notes 2 and 3):	
Dividends and interest	$ 3,950,753
Total investment income, excluding net depreciation	3,950,753
Contributions:	
Employer	3,096,934
Participants	5,346,159
Rollover	269,767
Total contributions	8,712,860
Total additions	12,663,613
Deductions from net assets attributed to:	
Net depreciation in fair value of investments (Notes 2 and 3)	46,772,843
Distributions to participants, net of forfeitures	10,628,342
Administrative expenses	6,548
Total deductions	57,407,733
Net decrease before transfers	(44,744,120)
Transfers from other plans (Note 1)	62,368
Net decrease	(44,681,752)
Net assets available for benefits, beginning of year	148,826,577
Net assets available for benefits, end of year	$ 104,144,825

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Plan

General

The following brief description of the Corn Products International, Inc. Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement or the summary plan description for more complete information. The Plan is a defined contribution plan for the salaried employees of Corn Products International, Inc. (the "Company") in the United States. The Plan allows employees to set aside part of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was established to assume the operations of the corn refining business of Bestfoods, formerly CPC International Inc. (CPC or Bestfoods), and to effect the spin-off of the Company through the distribution of shares to the stockholders of Bestfoods. The Company maintains the Plan for the benefit of its eligible salaried employees and those eligible salaried employees of its affiliates who adopt the Plan. The Plan was created primarily through a spin off of plan assets and liabilities from the CPC International Inc. Retirement Savings Plan for Salaried Employees (the "Prior Plan"). Bestfoods transferred assets of the Prior Plan representing units standing to the credit of Corn Products' employees to the trustee of the Plan. This Plan assumed and covenants to fully perform, pay, and discharge all obligations and liabilities of the Prior Plan to those Prior Plan participants whose Prior Plan accrued benefit was received by this Plan.

Fidelity Management Trust Company (the "Trustee") holds the Plan's investments and executes investment transactions through the trust established pursuant to the Plan.

Contributions

Participants may contribute between 1% and 16% of their gross annual compensation on a before-tax basis, after-tax basis, or combination of both, subject to the limits imposed by the Internal Revenue Code ($15,500 for 2008). The Plan also permits participants to make rollover contributions in accordance with the Internal Revenue Code. At the direction of participants, contributions are invested by the Trustee into the funds the participant has elected.

The Company makes a matching contribution to the Plan of an amount equal to 100% of the first 6% of salary that the employee has elected to contribute. In addition, the Company makes a service award contribution on behalf of each participant who has completed a specified number of years of service. Service award contributions are earned for each five-year period of completed service and are equal to the number of years of completed service times the Company's average stock trading price during the period. Also, the Company may elect to make an additional Profit Sharing Contribution on behalf of its eligible employees. Company contributions are 100% vested after three years of service. Service award contributions are always fully vested.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The investment funds under the Plan are the Fidelity Managed Income Portfolio II, Fidelity Magellan Fund, Fidelity Contrafund, Fidelity Investment Grade Bond Fund, Fidelity Growth & Income Portfolio, Fidelity Overseas Fund, Fidelity Asset Manager, Fidelity Small Cap Stock Fund, Fidelity Freedom Income, Fidelity Freedom 2000, Fidelity Freedom 2010, Fidelity Freedom 2020, Fidelity Freedom 2030, Fidelity Freedom 2040, Fidelity Low Priced Stock Fund, Spartan U.S. Equity Index Fund, and the Corn Products International, Inc. Common Stock.

(Continued)

Notes to Financial Statements, continued

1. Description of Plan, continued

Participant Accounts
Individual account balances are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. As of December 31, 2008 and 2007, forfeitures of $74,006 and $223,824, respectively, were available. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants have a fully vested interest in all contributions made by them and in the Plan's earnings/losses on those contributions at all times.

Participant Loans
Participants are permitted to obtain loans from their plan accounts while employed by the Company. In general, the amount of the loan may not exceed the lesser of $50,000 reduced by the highest outstanding loan balance in a participant's vested account during the prior 12-month period, or 50% of their vested account balance. The minimum loan amount is $1,000. Loan transactions are treated as a transfer between the investment funds and the loan fund. The loans bear a rate of interest equal to the prime rate as published in the Wall Street Journal at the time of the request plus one percent. Loans are repaid through monthly payroll deductions and repayments are reinvested into the participant's account according to the current investment election.

Payment of Benefits
Upon retirement, death, or termination, the participant's benefit will be paid in a lump sum. Under certain circumstances, participants may withdraw their before-tax contributions during their employment with the Company. Withdrawals may be made in the event of financial hardship, as defined in the Plan, or after attainment of age 59 ½.

Administrative Expenses
Certain trustee fees and administrative expenses are paid by the Company.

Plan Transfers
In 2008, assets were transferred between the Plan and the Corn Products International, Inc. Retirement Savings Plan for Hourly Employees. The transfers were due to the employment status change of certain employees moving between hourly and salaried status.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standards
In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan's net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standard
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation or depreciation in fair value of investments, which consists of the realized gains or losses on investment sales and the unrealized appreciation or depreciation on investments held at year end.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and common stock: The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Common Trust Fund: The fair value of participation units held in the common trust fund, are based on their net asset values, reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Trustee (level 2 inputs).

Cash Equivalents: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments (other than interest in participant loans)	$ 75,770,702	$25,440,869	$ -

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in the Fidelity Managed Income Portfolio II.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Notes to Financial Statements, continued

2. Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Plan allows participants to direct the investment of their account balances in a number of funds that invest in stocks, bonds, mutual funds, and other investment securities. The values of certain investment securities are exposed to risks from a variety of factors, such as liquidity, changes in interest rates, fluctuations in market conditions and changes in the credit standing of issuers of investment securities. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Investments (at fair value, based on quoted prices)		
Fidelity Magellan Fund	$ 6,501,022	$ 13,598,077
Fidelity Contrafund	13,061,251	21,923,910
Fidelity Growth & Income Portfolio	4,978,752 *	11,342,153
Fidelity Overseas Fund	6,839,364	14,923,666
Fidelity Low Priced Stock Fund	5,499,236	10,363,596
Spartan U.S. Equity Index Fund	7,314,739	13,224,520
Corn Products Stock	19,722,823	22,397,976
Investments (at estimated fair value)		
Fidelity Managed Income Portfolio II (Contract values were $26,067,244 and $21,524,500 for 2008 and 2007, respectively)	25,050,678	21,362,537

During 2008, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value as follows:

Investments (at fair value, based on quoted market prices)	
Mutual funds	$ (42,416,042)
Common stock	(4,356,801)
	$ (46,772,843)

*Amount does not meet the 5% threshold

4. Party in Interest

Parties in interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering services to the plan, the Company, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds or other investments managed by the trustee or Fidelity Investments. Fidelity Investments is an affiliate of Fidelity Management Trust Company, the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee were $6,548 for the year ended December 31, 2008.

(Continued)

Notes to Financial Statements, continued

4. Party in Interest, continued

The Plan also allows participants to invest their account balances in a unit-based fund that invests in shares of Corn Products International, Inc. common stock. The number of shares of Corn Products International, Inc. common stock held by the Plan at December 31, 2008 and 2007 was 683,633 shares and 609,469 shares, respectively. The fair value of these shares at December 31, 2008 and 2007 was $19,722,823 and $22,397,976, respectively. No dividends were paid on these shares during the year ended December 31, 2008. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $1,916,688 and $2,094,034 at December 31, 2008 and 2007, respectively.

5. Tax Status

The Plan has applied for a determination letter from the Internal Revenue Service. Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will be 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Corn Products International, Inc.
Retirement Savings Plan

Schedule 1

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
December 31, 2008

Name of Plan Sponsor: Corn Products International, Inc.
Employer identification number: 22-3514823
Three-digit plan number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost	(e) Current Value
	Common Trust Fund:			
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	#	$ 26,067,244
	Mutual Funds:			
*	Fidelity Investments	Fidelity Magellan Fund	#	6,501,022
*	Fidelity Investments	Fidelity Contrafund	#	13,061,251
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	#	3,452,684
*	Fidelity Investments	Fidelity Growth & Income Portfolio	#	4,978,752
*	Fidelity Investments	Fidelity Overseas Fund	#	6,839,364
*	Fidelity Investments	Fidelity Asset Manager	#	2,189,656
*	Fidelity Investments	Fidelity Low Priced Stock Fund	#	5,499,236
*	Fidelity Investments	Spartan U.S. Equity Index Fund	#	7,314,739
*	Fidelity Investments	Fidelity Small Cap Stock Fund	#	1,157,454
*	Fidelity Investments	Fidelity Freedom Income Fund	#	186,379
*	Fidelity Investments	Fidelity Freedom Income 2000	#	95,152
*	Fidelity Investments	Fidelity Freedom Income 2010	#	1,277,651
*	Fidelity Investments	Fidelity Freedom Income 2020	#	1,880,342
*	Fidelity Investments	Fidelity Freedom Income 2030	#	1,025,838
*	Fidelity Investments	Fidelity Freedom Income 2040	#	588,359
	Common Stock:			
*	Corn Products International, Inc.	Corn Products International, Inc. common stock 683,633 shares	#	19,722,823
	Other:			
*	Fidelity Investments	Cash equivalents	#	390,191
*	Participant Loans	Loans bearing interest at rates ranging from 5.00% to 9.75%, and maturing through 2023		1,916,688
				$ 104,144,825

* Denotes a party in interest to the Plan.
\# All investments are participant-directed; therefore, historical cost information is not required.